Exhibit 4.2

CERTIFICATE OF DESIGNATIONS, PREFERENCES

AND RIGHTS OF THE

SERIES E SENIOR CONVERTIBLE REDEEMABLE PREFERRED STOCK

OF

REVOLUTION LIGHTING TECHNOLOGIES, INC.

Pursuant to Section 151 of the

Delaware General Corporation Law

Revolution Lighting Technologies, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, hereby certifies that pursuant to the provisions of Section 151 of the Delaware General Corporation Law, its Board of Directors adopted the following resolutions, which resolutions remain in full force and effect as of the date hereof:

WHEREAS, the Board of Directors of the Corporation is authorized to fix by resolution the designation of preferred stock and the powers, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof; and

WHEREAS, it is the desire of the Board of Directors of the Corporation, pursuant to its authority as aforesaid, to authorize and fix the terms of the preferred stock to be designated the Series E Convertible Redeemable Preferred Stock of the Corporation and the number of shares constituting such preferred stock;

NOW, THEREFORE, BE IT RESOLVED, that the Corporation be, and hereby is, authorized to issue a new series of its preferred stock, par value $0.001 per share, on the following terms and with the following designations, power, preferences and rights:

1. CERTAIN DEFINITIONS. Unless the context otherwise requires, when used herein the following terms shall have the meaning indicated.

“Affiliate” shall mean, in respect of any Person, any other Person that is directly or indirectly controlling, controlled by, or under common control with such Person or any of its Subsidiaries, and the term “control” (including the terms “controlled by” and “under common control with”) means having, directly or indirectly, the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or by contract or otherwise.

“Average Closing Price” shall mean an amount equal to the average (rounded to the nearest 1/10,000 or if there shall not be a nearest 1/10,000, to the next highest 1/10,000) of the daily volume-weighted average price of a share of Common Stock on any national securities exchange on which Common Stock is listed (as reported by Bloomberg Financial Markets) for the twenty (20) trading days ending with the trading day preceding the Dividend Payment Date.

“Board” shall mean the Board of Directors of the Corporation.

“Business Combination” shall mean (i) any reorganization, consolidation, merger, share exchange, business combination, recapitalization or similar transaction involving the Corporation (or any Subsidiary) with any Person or (ii) the sale, assignment, conveyance, transfer, lease or other disposition by the Corporation (or any Subsidiary) of all or substantially all of its assets (tangible or intangible).

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which the banks in New York, New York are authorized by law or executive order to be closed.

“Conversion Date” has the meaning set forth in Section 7(a) hereof.

“Common Stock” shall mean shares of common stock, par value $0.001, of the Corporation.

“Common Stock Event” shall mean at any time after the Original Issue Date, (i) the issue by the Corporation of additional shares of Common Stock as a dividend or other distribution on outstanding Common Stock, (ii) a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock, or (iii) a combination of the outstanding shares of Common Stock into a smaller number of shares of Common Stock.

“Dividend Payment Date” has the meaning set forth in Section 4 hereof.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Fair Market Value” shall mean an amount equal to the per share closing price of the Common Stock on the NASDAQ (or if the Common Stock is not then traded on the NASDAQ, on a similar national securities exchange or national quotation system) for the relevant determination date or, if the relevant determination date is not a Trading Day, on the Trading Day immediately prior to the relevant determination date (as reported on the website of the NASDAQ, or, if not reported thereby, any other authoritative source).

“Junior Securities” has the meaning set forth in Section 3 hereof.

“Liquidation Preference” has the meaning set forth in Section 5 hereof.

“NASDAQ” shall mean the NASDAQ Stock Market.

“Original Issue Date” shall mean February 21, 2013.

“Parity Securities” has the meaning set forth in Section 3 hereof.

“Person” shall mean an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

“Series B Preferred Stock” shall mean shares of Series B Preferred Stock, par value $0.001, of the Corporation.

“Series C Preferred Stock” shall mean shares of Series C Preferred Stock, par value $0.001, of the Corporation.

“Series D Preferred Stock” shall mean shares of Series D Preferred Stock, par value $0.001, of the Corporation.

“Series E Conversion Price” has the meaning set forth in Section 7 hereof.

“Series E Dividend” has the meaning set forth in Section 4 hereof.

“Series E Holder” shall mean a holder of outstanding shares of Series E Preferred Stock.

“Series E Stated Value” shall mean, with respect to each share of Series E Preferred Stock, One Thousand Dollars ($1000.00), which Series E Stated Value shall be subject to appropriate adjustment from time to time in the event of any stock dividend, stock split, reverse stock split, reclassification, stock combination or other recapitalization affecting the Series E Preferred Stock.

“Subsidiary” of a Person shall mean (i) a corporation, a majority of whose stock with voting power, under ordinary circumstances, to elect directors is at the time of determination, directly or indirectly, owned by such Person or by one or more Subsidiaries of such Person, or (ii) any other entity (other than a corporation) in which such Person or one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has at least a majority ownership interest.

“Trading Day” shall mean a day on which the NASDAQ, or if the Corporation’s shares of Common Stock cease to be quoted on the NASDAQ, the principal national securities exchange or national quotation system on which the Corporation’s securities are listed, is open for trading, and only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or quotation system.

“Trigger Date” has the meaning set forth in Section 6(b) hereof.

2. NUMBER OF SHARES AND DESIGNATION. Ten Thousand (10,000) shares of preferred stock of the Corporation shall constitute a series of preferred stock, par value $0.001 per share, of the Corporation designated as Series E Convertible Redeemable Preferred Stock (the “Series E Preferred Stock”). Each share of Series E Preferred Stock shall rank equally in all respects and shall be subject to the following provisions of this Certificate.

3. RANK. The Series E Preferred Stock shall, with respect to payment of dividends and rights (including as to the distribution of assets) upon liquidation, dissolution or winding up of the affairs of the Corporation rank (i) senior to all classes of Common Stock and to each other class of capital stock of the Corporation or series of preferred stock of the Corporation existing or hereafter created (including the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock), the terms of which do not expressly provide that it ranks senior to, or on a parity with, the Series E Preferred Stock as to dividend distributions and rights upon liquidation, winding-up and dissolution of the Corporation (collectively referred to herein as the “Junior Securities”), and (ii) on a parity with any class of capital stock of the Corporation or series of preferred stock of the Corporation hereafter created the terms of which expressly provide that such class or series will rank on a parity with the Series E Preferred Stock as to dividend distributions and rights upon liquidation, winding-up and dissolution (collectively referred to as “Parity Securities”). The respective definitions of Junior Securities and Parity Securities shall also include any rights or options exercisable or exchangeable for or convertible into any of the Junior Securities or Parity Securities, as the case may be.

4. DIVIDENDS.

(a) Series E Holders, in preference to the holders of shares of Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock, Common Stock and any other capital stock of the Corporation ranking junior to the Series E Preferred Stock as to payment of dividends, shall be entitled to receive, the Corporation shall be required to pay, and the Board shall be required to declare, dividends on each outstanding share of Series E Preferred Stock (the “Series E Dividend”), payable at a rate per annum of five percent (5%) of the Series E Stated Value of each such share of Series E Preferred Stock (the “Dividend Rate”). The Series E Dividend will accrue and, at the option of the Series E Holder, be paid either (i) in cash or (ii) in kind through the issuance of such number of shares of Series E Preferred Stock (rounded down to the nearest whole share with any fractional shares being issued in cash in an amount equal to the Series E Stated Value of such fractional share of Series E Preferred Stock) as would be convertible at the then applicable Series E Conversion Price into the number of shares of Common Stock determined by dividing the amount of the total accrued but unpaid dividends then outstanding on each such share of Series E Preferred Stock by the Average Closing Price.

(b) The Series E Dividend shall be payable from and including the Original Issue Date on each six-month anniversary of the Original Issue Date (each such date, a “Dividend Payment Date”). The Series E Dividend is mandatory and must be declared and paid on each Dividend Payment Date; provided, however, that if (i) a Series E Holder elects to receive any Series E Dividend in cash pursuant to Section 4(a) above and (ii) funds are not legally available to pay the entire dividend owed on any such Dividend Payment Date or the Corporation is contractually prohibited from paying such Series E Dividend, such dividend shall be paid to the fullest extent that the Corporation is contractually permitted to pay such dividend and funds are legally available therefor. In lieu of any unpaid cash dividend, a Series E Holder may elect to receive such unpaid cash dividend in kind in the same manner prescribed in clause (ii) of the last sentence of Section 4(a) above. Any unpaid cash dividends on the Series E Preferred Stock that are not paid in kind pursuant to the immediately preceding sentence shall be cumulative and shall accrue and compound on a quarterly basis at the then applicable Dividend Rate. Provided that the Corporation is not contractually prohibited from paying such Series E Dividend, when additional funds of the Corporation become legally available for payment of any unpaid cash dividends, such funds will be applied immediately toward the unsatisfied payment obligation, ratably to the Series E Holders entitled to such payment.

(c) The amount of Series E Dividends payable for any period less than a full dividend period shall be determined on the basis of a 360-day year. Series E Dividends shall be paid to the Series E Holders of record as each appears in the stock register of the Corporation on the close of business on the Dividend Payment Date. In respect of any partial cash dividends, such cash dividends shall be distributed pro rata to all outstanding shares of Series E Preferred Stock.

(d) The Series E Holders shall be entitled to participate equally and ratably with the holders of shares of Common Stock in all dividends and distributions paid (whether in the form of cash, securities, evidences of indebtedness, assets or otherwise, of the Corporation, any of its Subsidiaries or any other Person (or rights, options or warrants to subscribe for or acquire any of the foregoing)) on the shares of Common Stock as if immediately prior to each record date for the payment of dividends to the holders of shares of Common Stock, the shares of Series E Preferred Stock then outstanding were converted into shares of Common Stock (in the manner described in Section 7 below, but without regard to the limitations on conversion therein). Dividends or distributions payable pursuant to the preceding sentence shall be payable on the same date that such dividends or distributions are payable to holders of shares of Common Stock. Each such dividend or distribution shall be payable to the Series E Holders of record as they appear on the stock records of the Corporation at the close of business on the applicable record date, which shall be not more than sixty (60) days nor less than ten (10) days preceding the related dividend or distribution payment date, as shall be fixed by the Board.

(e) If there shall be any dividend or distribution in which Series E Holders shall be entitled to participate pursuant to this Certificate, which is in the form of Common Stock or rights, options or warrants to subscribe for or acquire Common Stock, then such dividend or distribution shall instead be made to such holder in the form of Series E Preferred Stock with the number of shares of Series E Preferred Stock issuable in such dividend or distribution being equal to the number of shares of Series E Preferred Stock that would be convertible under Section 7 (but without regard to the limitations on conversion therein) into the number of shares of Common Stock that such holder would have received in such dividend or distribution, and, in the case of any such dividend or distribution that is in the form of rights, options or warrants to subscribe for or acquire Common Stock, a number of rights, options or warrants to subscribe for or acquire shares of Series E Preferred Stock (with (i) such number of shares of Series E Preferred Stock being equal to the number of shares of Series E Preferred Stock that would be convertible under Section 7 (but without regard to the limitations on conversion therein) into the number of shares of Common Stock that such rights, options or warrants would have covered had such rights, options or warrants been to subscribe for or acquire Common Stock and (ii) such other terms of the rights, options or warrants (including exercise price and other terms) being such that such rights, option or warrants have equivalent economic and other terms as the rights, options or warrants to subscribe for or acquire Common Stock).

5. LIQUIDATION PREFERENCE.

(a) Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the Series E Holders shall, with respect to each share of Series E Preferred Stock, be entitled to be paid in redemption of such share out of the assets of the Corporation available for distribution to its stockholders (“Available Funds and Assets”) an amount equal to the greater of (i) $1000.00 per share of Series E Preferred Stock (which shall be subject to appropriate adjustment from time to time in the event of any stock dividend, stock split, reverse stock split, reclassification, stock combination or other recapitalization affecting the Series E Preferred Stock), before any distribution is made to holders of shares of Common Stock plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distributions to such holders (the “Liquidation Preference”), and (ii) the amount that would have been received pursuant to Section 5(b) if such share of Series E

Preferred Stock had been converted into Common Stock immediately prior to the date on which holders of Common Stock shall become entitled to such payment or distribution, without giving effect to the prior payment of any Liquidation Preference pursuant to this Section 5(a). If upon any liquidation, dissolution or winding up of the Corporation, the Available Funds and Assets shall be insufficient to permit the payment to Series E Holders of the aggregate Liquidation Preference described in this Section 5(a), then the entire Available Funds and Assets shall be distributed among the Series E Holders pro rata, according to the number of outstanding shares of Series E Preferred Stock held by each holder thereof. Neither a consolidation, merger, share exchange or similar transaction involving the Corporation and any other entity, nor a sale or transfer of all or any part of the Corporation’s assets for cash, securities or other property, shall be considered a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 5.

(b) Remaining Assets. If there are any Available Funds and Assets remaining after the payment or distribution (or the setting aside for payment or distribution) to the Series E Holders of the Liquidation Preference described above in Section 5(a), then all such remaining Available Funds and Assets shall be distributed to the holders of Junior Securities (other than Common Stock) pursuant to their respective terms; and finally, pro rata among the holders of Common Stock according to the number of shares of Common Stock held by each holder thereof.

(c) Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution or winding up of the Corporation are in a form other than cash, then the value of such assets shall be their fair market value as determined by the Board in good faith, except that any securities to be distributed to stockholders in a liquidation, dissolution or winding up of the Corporation shall be valued as follows:

(i) The method of valuation of securities not subject to investment letter or other similar restrictions on free marketability shall be as follows:

(1) if the securities are then listed on NASDAQ or traded on a national securities exchange (or any national stock exchange or national quotation system), then the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the twenty (20) day period ending three (3) days prior to the distribution; and

(2) if (i) above does not apply but the securities are actively traded over-the-counter, then, unless otherwise specified in a definitive agreement for the acquisition of the Corporation, the value shall be deemed to be the average of the closing bid prices over the twenty (20) calendar day period ending three (3) trading days prior to the distribution; and

(3) if there is no active public market, then the value shall be the fair market value thereof, as determined in good faith by the Board.

(ii) The method of valuation of securities subject to investment letter or other restrictions on free marketability shall be to make an appropriate discount from the market value determined as above in subparagraphs (i)(1), (2) or (3) of this subsection to reflect the approximate fair market value thereof, as determined in good faith by the Board.

6. VOTING RIGHTS.

(a) Election of Directors. From and after the Trigger Date (as defined in Section 6(b) below), for so long as any Series E Holder (and/or any Affiliate thereof) holds outstanding shares of Series E Preferred Stock, Series C Preferred Stock, Series B Preferred Stock and/or preferred stock convertible or exchangeable for shares of Common Stock, that, on an as-converted basis, together with any shares of Common Stock held by the Series E Holder (and/or any Affiliate thereof) represent the percentage (the “Series E Preferred Stock Percentage”) of the outstanding shares of Common Stock set forth below, after giving effect to the conversion into Common Stock of all outstanding shares of Series E Preferred Stock, Series B Preferred Stock and such preferred stock, such Series E Holder, exclusively and as a separate class, shall be entitled to elect the number of directors of the Corporation (the “Series E Directors”) opposite such percentage.

Series E Preferred Stock Percentage	Series E Director(s)

Fifty percent (50%) or more	4

Thirty percent (30%) or more, but less than fifty percent (50%)	3

Twenty percent (20%) or more, but less than thirty percent (30%)	2

Five percent (5%) or more, but less than twenty percent (20%)	1

In the event that the size of the board of directors is increased in accordance with Section 6(c)(iii) below, the Corporation and the Series E Holders of record shall adjust the Series E Preferred Stock Percentages and the corresponding number of Series E Directors as such parties shall determine to be appropriate. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the Series E Holder, exclusively and as a separate class, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the Series E Holder fails to elect a sufficient number of directors to fill all directorships for which it is entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 6(a), then any directorship not so filled shall remain vacant until such time as the Series E Holder elects a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the Series E Holder, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series E Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 6(a), a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 6(a).

(b) Protective Provisions. Except as otherwise provided herein or as required by applicable law, the Series E Holders shall be entitled to vote on all matters on which the holders of Common Stock shall be entitled to vote, in the same manner and with the same effect as the holders of Common Stock, voting together with the holders of Common Stock as a single class. For purposes of this Section 6, the Series E Holders shall be given notice of any meeting of stockholders as to which the holders of Common Stock are given notice in accordance with the by-laws of the Corporation. As to any matter on which the Series E Holders shall be entitled to vote in accordance with the first sentence of this Section 6(b), each Series E Holder shall have a number of votes per share of Series E Preferred Stock held of record by such holder on the record date for the meeting of stockholders, if such matter is subject to a vote at a meeting of stockholders, or on the effective date of any written consent, if such matter is subject to a written consent of the stockholders without a meeting of stockholders, equal to the number of shares of Common Stock into which such share of Series E Preferred Stock is then convertible on such record date or effective date, as the case may be, in accordance with Section 7 hereof (without regard to the limitations on conversion set forth therein); provided, however, that any Series E Holder shall not be entitled to cast votes for the number of shares of Common Stock issuable upon conversion of such shares of Series E Preferred Stock held by such holder that exceeds the quotient of (x) the aggregate purchase price paid by such Series E Holder for its shares of Series E Preferred Stock divided by (y) $1.17 (i.e., the closing bid price of the Common Stock on the Trading Day immediately prior to the Original Issue Date). Notwithstanding the foregoing proviso, nothing herein shall restrict (i) any Series E Holder from being entitled to vote at any meeting of stockholders of the Corporation or in any action by written consent of stockholders, any shares of Series E Preferred Stock on any matter on which the Series E Holders are entitled to vote as a separate class or (ii) the right of any Series E Holder to vote any outstanding shares of Common Stock, whether acquired upon conversion of the Series E Preferred Stock or otherwise. Notwithstanding anything in this Section 6(b) to the contrary, a Series E Holder shall not be entitled to cast a vote for the number of shares of Common Stock into which the shares of Series E Preferred Stock held by such holder is then convertible until (i) the issuance of such shares of Common Stock pursuant to Section 7 hereof has been approved by the stockholders of the Corporation in accordance with NASDAQ Listing Rule 5635 and (ii) the Corporation has complied with Rule 14c-2 of the Securities Exchange Act of 1934, as amended, in respect of such stockholder approval (such date, the “Trigger Date”).

(c) As long as shares of Series E Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote or written consent of at least a majority of the then outstanding shares of Series E Preferred Stock, directly or indirectly, take (and shall not permit any Subsidiary to take) any of the following actions or agree to take any of the following actions:

(i) amend, alter or repeal any of the provisions of the Corporation’s Restated Certificate of Incorporation or Bylaws or this Certificate of Designations, Preferences and Rights, or in any way change the preferences, privileges, rights or powers with respect to the Series E Preferred Stock or reclassify any class of stock, including, without limitation, by way of merger or consolidation;

(ii) authorize, create, designate, issue or sell any (A) class or series of capital stock (including shares of treasury stock), (B) rights, options, warrants or other securities convertible into or exercisable or exchangeable for capital stock or (C) any debt security which by its terms is convertible into or exchangeable for any capital stock or has any other equity feature or any security that is a combination of debt and equity, which capital stock, in each case, is senior to or pari passu with the Series E Preferred Stock;

(iii) increase the size of the board of directors to greater than eight (8) members;

(iv) increase or decrease the number of authorized shares of any class of capital stock of the Corporation;

(v) agree to any restriction on the Corporation’s ability to satisfy its obligations hereunder to Series E Holders or the Corporation’s ability to honor the exercise of any rights of the Series E Holders;

(vi) directly or indirectly declare or pay any dividend or make any distribution (whether in cash, shares of capital stock of the Corporation, or other property) on shares of capital stock of the Corporation, or redeem, purchase or otherwise acquire for value (including through an exchange), or set apart money or other property for any mandatory purchase or analogous fund for the redemption, purchase or acquisition of any shares of capital stock of the Corporation (except with respect to the repurchase of shares of Common Stock held by employees, officers or directors of the Corporation, which has been approved by the Board);

(vii) consummate (A) a Business Combination which results in the stockholders of the Corporation (or any Subsidiary) owning less than fifty percent (50%) of the outstanding capital stock of the surviving entity; (B) the issuance and/or sale by the Corporation (or any Subsidiary) in one or a series of related transactions of shares of its common stock (or securities convertible or exchangeable into or exercisable for shares of its common stock) constituting a majority of the shares of common stock outstanding immediately following such issuance (treating all securities convertible or exchangeable into or exercisable for shares of common stock as having been fully converted, exchanged and exercised); (C) any sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the assets (tangible or intangible) of the Corporation (or any Subsidiary) and (D) any other form of acquisition or business combination where the Corporation (or any Subsidiary) is the target of such acquisition and where a change in control occurs such that the Person(s) seeking to acquire the Corporation (or any Subsidiary) has the power to elect a majority of its board of directors as a result of the transaction (each such event an “Acquisition”) or enter into an agreement with respect to an Acquisition;

(viii) materially change the nature or scope of the business of the Corporation (or any Subsidiary);

(ix) consummate or agree to make any sale, transfer, assignment, pledge, lease, license or similar transaction by which the Corporation (or any Subsidiary) grants on an exclusive basis any rights to any of the Corporation’s (or any Subsidiary’s) intellectual property;

(x) create, incur, assume or suffer to exist, any lien, charge or other encumbrance on any of its (or any Subsidiary’s) properties or assets, other than liens of carriers, warehousemen, artisans, bailees, mechanics and materialmen incurred in the ordinary course of business securing sums not overdue;

(xi) approve the annual budget of the Corporation and/or any Subsidiary or any changes thereto;

(xii) incur any indebtedness for borrowed money (whether directly or indirectly through an Affiliate or otherwise) in excess of twenty-five thousand dollars ($25,000) in one or a series of related transactions other than trade payables incurred in the ordinary course of business or indebtedness provided for in and consistent with the approved current annual budget;

(xiii) increase the compensation or benefits payable or to become payable to its directors or executive officers other than pursuant to the terms of any agreement as in effect prior to the date hereof;

(xiv) make any loans to its directors, officers or shareholders;

(xv) assume, endorse or become liable for or guaranty the obligations of any Person; or

(xvi) cancel any liability or debt owed to it, except for consideration equal to or exceeding the outstanding balance of such liability or debt, and in any event, in the ordinary course of business.

As to any of the matters set forth in clauses (i)—(xvi) above, each Series E Holder shall have one vote for each share of Series E Preferred Stock held of record by such holder on the record date for the meeting of stockholders, if such matter is subject to a vote at a meeting of stockholders, or on the effective date of any written consent, if such matter is subject to a written consent of the stockholders without a meeting of stockholders.

7. CONVERSION.

(a) Optional Conversion. Subject to the terms and conditions of this Section 7 (including without limitation the last sentence of this Section 7(a)), each Series E Holder shall have the right, at its option at any time, to convert any shares of Series E Preferred Stock then held by such Series E Holder into such number of fully paid and nonassessable shares of Common Stock as is obtained by: (i) multiplying the number of shares of Series E Preferred Stock to be converted by the Series E Stated Value; and (ii) dividing the result obtained pursuant to clause (i) above by the Series E Conversion Price then in effect. The date of such conversion (the “Conversion Date”) shall be the date that such holder delivers written notice to the transfer agent for the Series E Preferred Stock (or at the principal offices of the Corporation if the Corporation serves as its own transfer agent), that such holder elects to convert such number of shares as is set forth in such notice. The “Series E Conversion Price” shall initially be $1.17, and shall be subject to adjustment as described in this Section 7. Notwithstanding anything in this Section 7(a) to the contrary, a Series E Holder shall not be entitled to convert its shares of Series E Preferred Stock into the number of shares of Common Stock into which such shares of Series E Preferred Stock held by such holder is then convertible until the Trigger Date.

(b) Mechanics of Conversion.

(i) On the Conversion Date: (A) the Person in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon conversion shall be deemed to have become the holder of record of the shares of Common Stock represented thereby at such time, and (B) the shares of Series E Preferred Stock so converted shall no longer be deemed to be outstanding, and all rights of a holder with respect to such shares shall immediately terminate except the right to receive the Common Stock and other amounts payable pursuant to this Section 7. All shares of Common Stock delivered upon conversion of the Series E Preferred Stock will, upon delivery, be duly and validly authorized and issued, fully paid and nonassessable, free from all preemptive rights and free from all taxes, liens, security interests and charges (other than liens or charges created by or imposed upon the holder or taxes in respect of any transfer occurring contemporaneously therewith).

(ii) Holders of shares of Series E Preferred Stock at the close of business on the record date for any payment of a dividend in which shares of Series E Preferred Stock are to participate pursuant to Section 4 hereof shall be entitled to receive the dividend payable on such shares on the corresponding dividend payment date notwithstanding the conversion thereof following such dividend payment record date and prior to such dividend payment date, and a holder of shares of Series E Preferred Stock on a dividend payment record date whose shares of Series E Preferred Stock have been converted pursuant to Section 7(a) into shares of Common Stock on such dividend payment date will receive the dividend payable by the Corporation on such shares of Series E Preferred Stock if and when paid, and the converting holder need not include payment of the amount of such dividend upon conversion of shares of Series E Preferred Stock pursuant to Section 7(a).

(iii) The Corporation will at all times reserve and keep available, free from preemptive rights, out of its authorized but unissued Common Stock, solely for the purpose of effecting conversions of the Series E Preferred Stock, the aggregate number of shares of Common Stock issuable upon conversion of the Series E Preferred Stock (as if all shares of Series E Preferred Stock are so convertible). The Corporation will use its best efforts to procure, at its sole expense, the listing of all shares of Common Stock issuable upon conversion of Series E Preferred Stock, subject to issuance or notice of issuance, on the principal domestic stock exchange on which the Common Stock is then listed or traded; provided, that in no event shall the Corporation be required to redeem such shares or make any cash payments in respect of such shares or the conversion thereof if it is unable to procure such listing. The Corporation will take all action as may be necessary to ensure that all shares of Common Stock issuable upon conversion of Series E Preferred Stock will be issued without violation of any applicable law or regulation or of any requirement of any securities exchange on which the shares of Common Stock are listed or traded.

(iv) Issuances of certificates for shares of Common Stock upon conversion of the Series E Preferred Stock shall be made without charge to the holder of shares of Series E Preferred Stock or any of its transferees for any issue or transfer tax or other incidental expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Corporation.

(v) In connection with the conversion of any shares of Series E Preferred Stock, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Corporation shall pay cash in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Fair Market Value per share of Common Stock on the Conversion Date.

(vi) The Corporation shall procure that each share of Common Stock issued as a result of conversion of Series E Preferred Stock shall be accompanied by any rights associated generally with each other share of Common Stock outstanding as of the applicable Conversion Date.

(c) Adjustments to Conversion Price. From and after the date of this Certificate, the Series E Conversion Price shall be adjusted from time to time as follows:

(i) Common Stock Event. Upon the occurrence of a Common Stock Event, the Series E Conversion Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted to the number obtained by multiplying the Series E Conversion Price theretofore in effect by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action, and the denominator of which shall be the number of shares of Common Stock outstanding immediately following such action.

(ii) Adjustments for Other Dividends and Distributions. If at any time or from time to time after the date of the original issuance of shares of Series E Preferred Stock, the Corporation pays a dividend or makes another distribution to the holders of the Common Stock payable in securities of the Corporation, other than an event constituting a Common Stock Event then, in each such event, provision shall be made so that the Series E Holders shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable upon conversion thereof, the amount of securities of the Corporation which they would have received had their Series E Preferred Stock been converted into Common Stock on the date of such event (or such record date, as applicable) and had they thereafter, during the period from the date of such event (or such record date, as applicable) to and including the conversion date, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 7 with respect to the rights of the Series E Holders or with respect to such other securities by their terms.

(iii) Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the date of the original issuance of shares of Series E Preferred Stock, the Common Stock issuable upon the conversion of the Series E Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than by a Common Stock Event or a Business Combination covered by Sections 7(c)(i) or 7(c)(iv) hereof), then in any such event each Series E Holder shall have the right thereafter to receive the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series E Preferred Stock could have been converted (but without regard to the limitations on conversion set forth in the last sentence of Section 7(a) above) immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(iv) Business Combinations. In case of any Business Combination or reclassification of Common Stock (other than a reclassification of Common Stock covered by Section 7(c)(iii) hereof), lawful provision shall be made as part of the terms of such Business Combination or reclassification whereby the holder of each share of Series E Preferred Stock then outstanding shall have the right to convert into the kind and amount of securities, cash and other property receivable upon the Business Combination or reclassification by a holder of the number of shares of Common Stock of the Corporation into which a share of Series E Preferred Stock would have been convertible at the conversion rate described under this Section 7 immediately prior to the Business Combination or reclassification (but without regard to the limitations on conversion set forth in the last sentence of Section 7(a) above).

(d) Reserved.

(e) Successive Adjustments. Successive adjustments in the Series E Conversion Price shall be made, without duplication, whenever any event specified in Sections 7(c)(i), 7(c)(ii), 7(c)(iii) or 7(c)(iv) hereof shall occur.

(f) Rounding of Calculations; Minimum Adjustments. All calculations under Section 7(c) shall be made to the nearest one-tenth (1/10th) of a cent. No adjustment in the Series E Conversion Price is required if the amount of such adjustment would be less than $0.01; provided, however, that any adjustments which by reason of this Section 7(f) are not required to be made will be carried forward and given effect in any subsequent adjustment.

(g) Reserved.

(h) Statement Regarding Adjustments. Whenever the Series E Conversion Price shall be adjusted as provided in Section 7(c), the Corporation shall forthwith file, at the principal office of the Corporation, a statement showing in reasonable detail the facts requiring such adjustment and the Series E Conversion Price that shall be in effect after such adjustment and the Corporation shall also cause a copy of such statement to be sent by mail, first class postage prepaid, to each holder of shares of Series E Preferred Stock at the address appearing in the Corporation’s records.

(i) Notices. In the event that the Corporation shall give notice or make a public announcement to the holders of Common Stock of any action of the type described in Section 7(c) or in Section 4 or Section 5 hereof, the Corporation shall, at the time of such notice or announcement, and in the case of any action which would require the fixing of a record date, at least ten (10) days prior to such record date, give notice to the Series E Holders, in the manner set forth in Section 9, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Series E Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable upon conversion of the Series E Preferred Stock. All notices to the Corporation permitted hereunder shall be delivered in the manner prescribed by Section 9.

8. Redemption of Series E Preferred Stock

(a) Redemption by Holder:

(i) On or after the third (3rd) anniversary of the Original Issue Date, upon written request (the “Redemption Request”) to the Corporation from holders of record of at least two-thirds of the then outstanding shares of Series E Preferred Stock, the Corporation shall redeem the requested number of the outstanding shares of Series E Preferred Stock on the date specified in the Redemption Request (the “Redemption Date”) at a redemption price per share equal to the Liquidation Preference, to be paid in cash (such aggregate redemption price to be referred to as the “Redemption Price”). If the funds of the Corporation legally available for redemption on the Redemption Date are insufficient for the payment required, or the Corporation is contractually prohibited from honoring such Redemption Request, those funds that are legally available (and contractually permissible) will be applied ratably to the Series E Holders. Provided that the Corporation is not contractually prohibited from honoring such Redemption Request, at any time thereafter, when additional funds of the Corporation become legally available for such payment, such funds will be applied immediately toward the unsatisfied payment obligation, ratably to the holders of the remaining Series E Preferred Stock.

(ii) For the avoidance of doubt, the Corporation shall not be obligated to redeem (and the Redemption Price shall not include) any shares of Series E Preferred Stock that are duly converted pursuant to Section 7 prior to the Redemption Date. On the Redemption Date, each Series E Holder shall surrender to the Corporation the certificate or certificates representing such shares to be redeemed and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled. In the event of any lost, stolen or destroyed certificates, the record holder thereof shall deliver to the Corporation a notice indicating that such certificates have been lost, stolen or destroyed and an agreement reasonably satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the Redemption Date, all rights of the holder of any share Series E Preferred Stock subject to the redemption as a stockholder of the Corporation by reason of the ownership of such share will cease, except the right to receive the Redemption Price of such share, without interest, upon presentation and surrender of the certificate representing such share, and such share will, from and after such Redemption Date, not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever.

(b) Redemption by Corporation. To the extent the Corporation shall have funds legally available therefor, the Corporation may redeem all or any part of the outstanding Series E Preferred Stock at any time, and from time to time, for a purchase price per share (the “Corporation Redemption Price”) equal to:

(i) the Redemption Price multiplied by One Hundred Ten Percent (110%), if such redemption occurs on or before the first anniversary of the Original Issue Date;

(ii) the Redemption Price multiplied by One Hundred Five Percent 105%, if such redemption occurs after the first anniversary of the Original Issue Date but on or prior to the second anniversary of the Original Issue Date; and

(iii) the Redemption Price, if such redemption occurs after the second anniversary of the Original Issue Date.

The Corporation shall provide notice of any proposed redemption under this Section 8(b), specifying the number of shares of Series E Preferred Stock to be redeemed from the Series E Holders, the date fixed for redemption (the “Corporation Redemption Date”), the Corporation Redemption Price and the time and place of redemption, in the manner prescribed by Section 9 not more than sixty (60) nor less than thirty (30) days prior to the date on which such redemption is to be made. If notice of redemption shall have been given as hereinbefore provided, each holder of Series E Preferred Stock called for redemption shall surrender the certificates evidencing such shares to the Corporation against payment therefore per share of the Corporation Redemption Price. If notice of redemption shall have been given as hereinbefore provided, and the Corporation shall not default in the payment of the Corporation Redemption Price per share, then each Series E Holder shall be entitled to all preferences and relative and other rights (including, without limitation, the conversion rights pursuant to Section 7) accorded the Series E Preferred Stock until, but not including, the Corporation Redemption Date. If the Corporation shall default in making payment of the Redemption Price on the Corporation Redemption Date, then each Series E Holder shall be entitled to all preferences and relative and other rights (including, without limitation, the conversion rights pursuant to Section 7) of such Series E Preferred Stock until, but not including, the date (the “Final Redemption Date”) when the Corporation makes payment of the Redemption Price to the Series E Holders in respect of such Series E Preferred Stock. From and after the Corporation Redemption Date or, if the Corporation shall default in making payment as aforesaid, from and after the Final Redemption Date, the Series E Preferred Stock shall no longer be deemed to be outstanding, and all rights of the holders of such shares of Series E Preferred Stock shall cease and terminate, except the right of the holders of such shares of Series E Preferred Stock, upon surrender of certificates therefore, to receive payment of the Redemption Price. If less than all of the outstanding Series E Preferred Stock are to be redeemed, then the Corporation shall redeem a pro rata portion from each Series E Holder according to the respective number of Series E Preferred Stock held by such holder. In the event that less than all of the shares represented by any stock certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.

9. NOTICE. All notices under this Certificate of Designations, Preferences and Rights shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one business day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

(a) If to the Corporation, to: Revolution Lighting Technologies, Inc., 124 Floyd Smith Drive, Suite 300, Charlotte, North Carolina 28262, Facsimile: (704) 405 – 0422, or to such other address at which its principal office is located, Attention: Chief Executive Officer.

(b) If to a Series E Holder: at the address of such holder last shown on the records of the transfer agent therefor (or the records of the Corporation, if it serves as its own transfer agent).

10. AMENDMENT. This Certificate of Designations, Preferences and Rights may only be amended with the prior written consent of at least a majority of the then outstanding shares of Series E Preferred Stock.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate on this 14th day of May, 2013.

REVOLUTION LIGHTING TECHNOLOGIES, INC.

By:	/s/ Charles J. Schafer
	Name:	Charles J. Schafer
	Title:	President

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